FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 12, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

12 September 2023

Transaction in Own Shares

NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 September 2023	360,226	229.20	226.80	228.0727	LSE
12 September 2023	88,793	229.00	227.50	228.2566	CHIX
12 September 2023	126,000	228.70	227.30	227.9216	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 205,082,268 Ordinary Shares in treasury and have 8,897,945,476 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
12 September 2023	08:02:30	BST	9663	227.40	BATE	1558857
12 September 2023	08:16:31	BST	771	227.70	BATE	1579631
12 September 2023	08:16:31	BST	8525	227.70	BATE	1579629
12 September 2023	08:27:35	BST	5470	227.30	BATE	1593721
12 September 2023	08:27:35	BST	3466	227.30	BATE	1593719
12 September 2023	08:39:37	BST	9030	227.80	BATE	1611329
12 September 2023	09:00:02	BST	4140	228.00	BATE	1641184
12 September 2023	09:00:26	BST	2838	228.00	BATE	1641637
12 September 2023	09:00:26	BST	2189	228.00	BATE	1641635
12 September 2023	09:14:50	BST	9218	228.20	BATE	1657989
12 September 2023	11:19:24	BST	8171	227.90	BATE	1777690
12 September 2023	11:39:55	BST	7000	228.00	BATE	1788916
12 September 2023	11:42:32	BST	1630	228.00	BATE	1790355
12 September 2023	12:00:38	BST	8387	228.00	BATE	1801978
12 September 2023	12:23:00	BST	3110	227.30	BATE	1815353
12 September 2023	12:23:00	BST	6279	227.30	BATE	1815351
12 September 2023	12:49:51	BST	7599	227.70	BATE	1832859
12 September 2023	12:49:51	BST	1406	227.70	BATE	1832863
12 September 2023	13:14:14	BST	4841	228.40	BATE	1846445
12 September 2023	13:14:14	BST	3470	228.40	BATE	1846443
12 September 2023	15:20:00	BST	1370	228.20	BATE	1999136
12 September 2023	15:21:57	BST	7824	228.60	BATE	2003818
12 September 2023	15:34:50	BST	2629	228.70	BATE	2025542
12 September 2023	15:34:50	BST	6974	228.70	BATE	2025540
12 September 2023	08:11:01	BST	2266	228.00	CHIX	1571909
12 September 2023	08:11:01	BST	7000	228.00	CHIX	1571907
12 September 2023	08:42:48	BST	8958	228.10	CHIX	1615649
12 September 2023	09:24:53	BST	9414	228.70	CHIX	1668732
12 September 2023	11:37:00	BST	8263	228.00	CHIX	1787188
12 September 2023	12:21:05	BST	9238	227.50	CHIX	1814170
12 September 2023	13:20:03	BST	3775	228.40	CHIX	1850197
12 September 2023	13:20:03	BST	2792	228.40	CHIX	1850195
12 September 2023	13:20:03	BST	2351	228.40	CHIX	1850193
12 September 2023	14:02:25	BST	2828	228.50	CHIX	1881203
12 September 2023	14:02:25	BST	5142	228.50	CHIX	1881205
12 September 2023	14:31:04	BST	9241	227.90	CHIX	1913940
12 September 2023	14:47:57	BST	8139	229.00	CHIX	1943784
12 September 2023	15:24:01	BST	4800	228.50	CHIX	2006863
12 September 2023	15:42:42	BST	700	228.60	CHIX	2038605
12 September 2023	15:42:42	BST	3886	228.60	CHIX	2038603
12 September 2023	08:02:30	BST	5915	227.40	LSE	1558859
12 September 2023	08:11:01	BST	1781	228.00	LSE	1571913
12 September 2023	08:11:01	BST	4734	228.00	LSE	1571911
12 September 2023	08:16:31	BST	242	227.70	LSE	1579642
12 September 2023	08:16:31	BST	698	227.70	LSE	1579640
12 September 2023	08:16:31	BST	1463	227.70	LSE	1579638
12 September 2023	08:16:31	BST	2099	227.70	LSE	1579636
12 September 2023	08:16:31	BST	1463	227.70	LSE	1579634
12 September 2023	08:18:47	BST	2263	227.10	LSE	1582444
12 September 2023	08:18:53	BST	2946	227.10	LSE	1582578
12 September 2023	08:18:55	BST	258	227.10	LSE	1582593
12 September 2023	08:21:22	BST	45	226.80	LSE	1585773
12 September 2023	08:21:22	BST	42	226.80	LSE	1585771
12 September 2023	08:21:22	BST	341	226.80	LSE	1585769
12 September 2023	08:21:22	BST	1455	226.80	LSE	1585767
12 September 2023	08:21:22	BST	2060	226.80	LSE	1585765
12 September 2023	08:21:22	BST	1456	226.80	LSE	1585763
12 September 2023	08:30:02	BST	6582	227.50	LSE	1597814
12 September 2023	08:35:27	BST	5502	227.60	LSE	1605673
12 September 2023	08:42:48	BST	6501	228.00	LSE	1615651
12 September 2023	08:44:39	BST	5194	227.90	LSE	1618134
12 September 2023	08:44:39	BST	488	227.90	LSE	1618136
12 September 2023	08:51:48	BST	1800	227.90	LSE	1629275
12 September 2023	08:54:12	BST	5927	227.90	LSE	1632813
12 September 2023	09:01:02	BST	5730	227.90	LSE	1642288
12 September 2023	09:12:04	BST	6622	228.00	LSE	1655022
12 September 2023	09:18:45	BST	3978	228.20	LSE	1662035
12 September 2023	09:18:45	BST	1847	228.20	LSE	1662033
12 September 2023	09:24:53	BST	6000	228.70	LSE	1668734
12 September 2023	09:33:04	BST	5180	228.30	LSE	1678361
12 September 2023	09:33:04	BST	1268	228.30	LSE	1678363
12 September 2023	09:45:23	BST	5101	227.90	LSE	1693159
12 September 2023	09:45:23	BST	338	227.90	LSE	1693157
12 September 2023	09:54:41	BST	6390	228.40	LSE	1704410
12 September 2023	10:12:19	BST	6455	228.10	LSE	1722364
12 September 2023	10:17:01	BST	5345	228.20	LSE	1726016
12 September 2023	10:17:01	BST	203	228.20	LSE	1726014
12 September 2023	10:28:46	BST	819	227.80	LSE	1735567
12 September 2023	10:28:46	BST	5659	227.80	LSE	1735565
12 September 2023	10:38:57	BST	5639	227.70	LSE	1747449
12 September 2023	10:50:00	BST	5430	227.70	LSE	1757004
12 September 2023	11:19:24	BST	6132	227.90	LSE	1777710
12 September 2023	11:19:24	BST	6135	227.90	LSE	1777692
12 September 2023	11:30:03	BST	6448	227.80	LSE	1783064
12 September 2023	11:37:00	BST	5784	228.00	LSE	1787190
12 September 2023	11:54:39	BST	6590	228.10	LSE	1797449
12 September 2023	12:02:40	BST	5350	227.90	LSE	1803281
12 September 2023	12:11:00	BST	465	227.80	LSE	1808708
12 September 2023	12:11:00	BST	5339	227.80	LSE	1808706
12 September 2023	12:21:05	BST	6527	227.50	LSE	1814172
12 September 2023	12:30:02	BST	5636	227.40	LSE	1819700
12 September 2023	12:37:30	BST	6139	227.70	LSE	1824553
12 September 2023	12:42:19	BST	6523	227.70	LSE	1828240
12 September 2023	12:49:51	BST	6142	227.70	LSE	1832861
12 September 2023	13:00:00	BST	6369	228.00	LSE	1838659
12 September 2023	13:04:45	BST	5498	228.00	LSE	1841169
12 September 2023	13:12:21	BST	3037	228.30	LSE	1845150
12 September 2023	13:20:03	BST	5819	228.40	LSE	1850199
12 September 2023	13:23:31	BST	3273	228.20	LSE	1852529
12 September 2023	13:23:32	BST	2867	228.20	LSE	1852532
12 September 2023	13:35:47	BST	5853	228.20	LSE	1861142
12 September 2023	13:42:20	BST	5635	228.00	LSE	1865657
12 September 2023	13:52:01	BST	6574	228.40	LSE	1872676
12 September 2023	14:02:25	BST	5645	228.50	LSE	1881207
12 September 2023	14:08:48	BST	6543	228.30	LSE	1887019
12 September 2023	14:21:40	BST	6303	228.10	LSE	1900172
12 September 2023	14:23:52	BST	6203	227.80	LSE	1902305
12 September 2023	14:31:04	BST	6001	227.90	LSE	1913942
12 September 2023	14:31:15	BST	6163	227.80	LSE	1914344
12 September 2023	14:33:09	BST	1718	227.80	LSE	1918778
12 September 2023	14:33:09	BST	3865	227.80	LSE	1918776
12 September 2023	14:38:05	BST	6435	228.60	LSE	1926959
12 September 2023	14:41:41	BST	6007	228.80	LSE	1933056
12 September 2023	14:46:30	BST	4702	229.20	LSE	1941425
12 September 2023	14:46:30	BST	818	229.20	LSE	1941423
12 September 2023	14:46:50	BST	6530	229.10	LSE	1942021
12 September 2023	14:47:11	BST	6573	229.00	LSE	1942487
12 September 2023	14:49:41	BST	6041	228.80	LSE	1946446
12 September 2023	14:54:49	BST	4381	228.60	LSE	1955366
12 September 2023	14:54:59	BST	772	228.60	LSE	1955551
12 September 2023	14:54:59	BST	468	228.60	LSE	1955549
12 September 2023	15:15:11	BST	5554	228.20	LSE	1990223
12 September 2023	15:24:01	BST	6482	228.50	LSE	2006865
12 September 2023	15:41:38	BST	6175	228.60	LSE	2036829
12 September 2023	15:47:04	BST	5453	228.90	LSE	2046647

Date: 12 September 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary